Date    22 September 2000
Number  89/00

BHP SIGNS LNG LETTERS OF INTENT

The Broken Hill Proprietary Company Limited (BHP) today announced that it had signed Letters of Intent (LOIs) with Tokyo Gas Co. Ltd and Toho Gas Co. Ltd of Japan for the sale and purchase of liquefied natural gas (LNG) from the North West Shelf (NWS) in Western Australia.

The agreements were signed by the six North West Shelf LNG Sellers and cover the supply of LNG for a period of 25 years starting in 2004, building to a volume of one million tonnes per annum (mtpa) by 2006. (BHP share 0.17mtpa)

The parties will now move to finalise sale and purchase agreements by the end of 2000.

It is anticipated that further LOIs will be signed with several other Japanese customers in the coming months and that the final investment decision to build a new LNG production train with a capacity of up to 4.2 mtpa will be made early next year.

President BHP Petroleum Philip Aiken said the signing of the agreements represented an important step forward in establishing the next major phase of development on the North West Shelf.

"The North West Shelf is a key focus of BHP's gas strategy and expansion of the existing production facilities will realise further shareholder value from the large gas resources," he said.

"We are particularly pleased that two of our valued existing customers are continuing to demonstrate their commitment to the NWS project by securing additional long term supplies of LNG."

Tokyo Gas and Toho Gas were among the eight foundation customers of the North West Shelf LNG Project when the original contracts were signed in 1985.

Tokyo Gas is the largest gas utility in Japan and accounts for about 40 per cent of total Japanese gas sales. Toho Gas is Japan's third largest gas utility and services customers in the industrial centres of Nagoya and Yokkaichi.

BHP's equity in the North West Shelf Project is 16.67%. The other participants are Woodside Energy Ltd (operator) (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).


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